Filed Pursuant to Rule 424(b)(3)

Registration No. 333-296796

Prospectus Supplement No. 1

(to Prospectus dated June 15, 2026)

HADRON ENERGY, INC.

Up to 28,719,000 Shares of Common Stock

Up to 57,432,395 Shares of Common Stock by the Selling Securityholders

3,719,000 Warrants to Purchase Shares of Common Stock

This prospectus supplement (this “Supplement No. 1”) updates and supplements the prospectus dated June 15, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-296796). This prospectus supplement is being filed to update and supplement the information in the Prospectus related to information contained in the following reports of the Company:

•	The Company’s Current Report on Form 8-K as filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2026, which is attached hereto.

This Supplement No. 1 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement No. 1 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement No. 1, you should rely on the information in this Supplement No. 1.

Our Common Stock is currently listed on the Nasdaq Stock Market (the “Nasdaq”) and trades under the symbol “HDRN.”

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties that are described under the heading “Risk Factors” beginning on page 15 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this Supplement No. 1 or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2026

Hadron Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-42262	33-4336458
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3 Twin Dolphin Drive, Ste 260

Redwood City, CA 94065

(Address of principal executive offices, including zip code)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	HDRN	The Nasdaq Stock Market LLC
Redeemable warrants, each full warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	HDRNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officer; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 4, 2026, Hadron Energy, Inc., a Delaware corporation (the “Company”) appointed Eric Williams, age 51, as the Executive Vice President of Engineering, effective upon the commencement of his employment with the Company on August 31, 2026.

Mr. Williams will join the Company from TerraPower, a nuclear reactor design and development engineering company, where he most recently served as Executive Vice President and Chief Operating Officer. Prior to serving as Executive Vice President and Chief Operating Officer, Mr. Williams served as Senior Vice President & Design Authority from 2022 to 2025 and as Vice President of Engineering from 2020 to 2022, both roles at TerraPower. Mr. Williams brings three decades of advanced reactor engineering leadership, operational excellence, and first-of-a-kind reactor commercialization experience.

In connection with his appointment, the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of the Company, approved a base salary and target bonus (together, the “Compensation”) for Mr. Williams. Mr. Williams shall have the opportunity to earn an annual bonus (“Annual Bonus”) under an executive incentive plan that is still to be established by the Board and which will be applicable to executives of the Company generally, with the actual amount of the Annual Bonus being determined by the Board or its designated committee, the Compensation Committee, based on the achievement of performance goals and target objectives to be established by the Board or the Compensation Committee, in its discretion, and for which the target of the Annual Bonus is set forth as a percentage of the annual base salary during the specific calendar year. Any Annual Bonus payable to Mr. Williams will be payable not later than two and one-half months following the close of the calendar year to which it pertains. The approved Compensation is as follows:

Name:	Base Salary:	Target Bonus (percent of Base Salary):
Eric Williams, Executive Vice President of Engineering	$400,000	40%

The Compensation reflected above does not include any equity-based compensation awards that may be granted to such executive officer in the future under the Company’s 2026 equity incentive plan.

There is no arrangement or understanding between Mr. Williams and any other person pursuant to which he was selected to this position. There are no transactions involving the Company and Mr. Williams that are required to be reported pursuant to Item 404(a) of Regulation S-K. Mr. Williams has no family relationships with any of the Board or executive officers of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hadron Energy, Inc.

Dated: August 10, 2026

	By:	/s/ Samuel Gibson
Chief Executive Officer